Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of Five Star Bancorp, the names under which subsidiaries do business, and the jurisdiction in which each was organized, as of the date of this prospectus. All subsidiaries are wholly-owned unless otherwise noted.

Subsidiaries of Five Star Bancorp
Name	Jurisdiction of Organization
Five Star Bank	California